SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SMX (Security Matters) Public Limited Company
(Name of Issuer)

Ordinary Shares, par value $0.165 per share
(Title of Class of Securities)

IE000IG23NR9
(CUSIP Number)

September 12, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. IE000IG23NR9	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS

L1 Capital Global Opportunities Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	5	SOLE VOTING POWER

230,859 (1)(2)
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		230,859 (1)(2)
	8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

230,859 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)(2)
12	TYPE OF REPORTING PERSON
FI (3)

(1)	On September 12, 2024, the Reporting Person purchased 230,000 Ordinary Shares of the Issuer, 420,000 Pre-Funded Warrants, Series A Common Warrants, and Series B Common Warrants in a private placement. The total beneficial ownership reflected above includes 230,000 Ordinary Shares and 859 Ordinary Shares underlying Pre-Funded Warrants, which are subject to a 9.99% beneficial ownership limitation. Does not include 419,141 Ordinary Shares underlying Pre-Funded Warrants, which are subject to a 9.99% beneficial ownership limitation. Also does not include shares issuable under Series A Common Warrants and Series B Common Warrants, which are both subject to a 9.99% beneficial ownership limitation.

(2)	Based on 2,310,049 Ordinary Shares outstanding upon the closing of the private placement based upon the Issuer’s Prospectus on Form 424(b)(3) filed with the Securities and Exchange Commission (“SEC”) on October 28, 2024, and information from the Issuer’s broker.

(3)	The Reporting Person has not acquired the securities with any purpose, or with the effect, of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect, including any transaction subject to Rule 13d-3(b).

CUSIP No. IE000IG23NR9	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer:

SMX (Security Matters) Public Limited Company

(b)	Address of Issuer’s Principal Executive Offices:

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Item 2.

(a)	Name of Person Filing:

L1 Capital Global Opportunities Master Fund, Ltd.

(b)	Address of Principal Business Office or, if none, Residence:

161A Shedden Road, 1 Artillery Court PO Box 10085 Grand Cayman, Cayman Islands KY1-1001

(c)	Citizenship:

Cayman Islands

(d)	Title of Class of Securities:

Ordinary Shares, par value $0.165 per share

(e)	CUSIP Number:

IE000IG23NR9

Item 3.

Not applicable.

CUSIP No. IE000IG23NR9	13G	Page 4 of 5 Pages

Item 4. Ownership.

(a)–(c)	The information required by Items 4(a)-(c) is set forth in Rows (5)-(9) and Row (11) of the cover page and is incorporated herein by reference.

The percentage set forth on Row (11) of the cover page for the reporting person is based upon 2,310,049 Ordinary Shares outstanding upon the closing of the private placement based upon the Issuer’s Prospectus on Form 424(b)(3) filed with the SEC on October 28, 2024, and information from the Issuer’s broker.

David Feldman and Joel Arber are the Directors of L1 Capital Global Opportunities Master Fund, Ltd. As such, L1 Capital Global Opportunities Master Fund, Ltd., Mr. Feldman, and Mr. Arber may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the issuer’s securities described herein. To the extent Mr. Feldman and Mr. Arber are deemed to beneficially own such securities, Mr. Feldman and Mr. Arber disclaim beneficial ownership of these securities for all other purposes.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. IE000IG23NR9	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

	By:	L1 Capital Global Opportunities Master Fund, Ltd.

November 5, 2024	By:	/s/ David Feldman
David Feldman, Director